Filed pursuant to Rule FWP
Registration No. 333-262456 and 333-262456-01

Jefferies Group LLC and Jefferies Group Capital Finance Inc.
Market Linked Notes
Market Linked Notes—Upside Participation to a Cap and Principal Return at Maturity
Notes Linked to the Dow Jones Industrial Average® due May 2, 2025
Term Sheet to Preliminary Pricing Supplement dated September 30, 2022

Summary of Terms
Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly owned subsidiary.
Market Measure:	Dow Jones Industrial Average® (the “Index”)
Pricing Date*:	October 27, 2022
Issue Date*:	October 31, 2022
Principal Amount and Original Offering Price:	$1,000 per note
Maturity Payment Amount (per note):
•     if the ending level is greater than the starting level:
$1,000 plus the lesser of: (i) $1,000 × index return × upside participation rate; and (ii) the maximum return;
•    if the ending level is less than or equal to the starting level: $1,000;

Stated Maturity Date*:	May 2, 2025
Starting Level:	The closing level of the Index on the pricing date
Ending Level:	The closing level of the Index on the calculation day
Maximum Return:	At least 20.00% of the principal amount per note, to be determined on the pricing date
Upside Participation Rate:	100%
Index Return:	(ending level – starting level) / starting level
Calculation Day*:	April 25, 2025
Calculation Agent:	Jefferies Financial Services Inc. (“JFSI”), a wholly owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc.
Denominations:	$1,000 and any integral multiple of $1,000
Agent Discount**:
Up to 2.975%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 1.75% and WFS may pay 0.075% of the agent’s discount to WFA as a distribution expense fee

CUSIP:	47233JKK3
Material Tax Consequences:	See the preliminary pricing supplement.
Hypothetical Payout Profile***

***assumes a maximum return equal to the lowest possible maximum return that may be determined on the pricing date.

If the ending level is less than or equal to the starting level, you will receive the principal amount of your notes, but you will not receive any positive return on your investment.

We estimate that the value of each note on the pricing date will be approximately $965.30, or within $30.00 of that estimate.  See “Estimated Value of the Notes” in the accompanying preliminary pricing supplement for more information.

Preliminary Pricing Supplement: https://www.sec.gov/Archives/edgar/data/1084580/000114036122035379/brhc10042418_424b5.htm
*subject to change ** In addition, selected dealers may receive a fee of up to 0.15% for marketing and other services

The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities.  See “Selected Risk Considerations” in this term sheet and the accompanying preliminary pricing supplement.
This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.
Investors should carefully review the accompanying preliminary pricing supplement, prospectus supplement and prospectus before making a decision to invest in the notes.
NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Selected Risk Considerations
The risks set forth below are discussed in detail in the “Selected Risk Considerations” section in the accompanying preliminary pricing supplement. Please review those risk disclosures carefully.

•	You May Not Receive Any Positive Return On The Notes.
•	No Periodic Interest Will Be Paid On The Notes.
•	Your Return Will Be Limited To The Maximum Return And May Be Lower Than The Return On A Direct Investment In The Index.
•	The Stated Maturity Date May Be Postponed If The Calculation Day Is Postponed.
•	Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes.
•
Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

•	The Notes Are Subject To Our Credit Risk.
•	The Estimated Value Of The Notes On The Pricing Date, Based On Jefferies LLC Proprietary Pricing Models At That Time And Our Internal Funding Rate, Will Be Less Than The Original Offering Price.
•	The Estimated Value Of The Notes Was Determined For Us By Our Affiliate Using Proprietary Pricing Models.
•	The Estimated Value Of The Notes Would Be Lower If It Were Calculated Based On Our Secondary Market Rate.
•	The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which Jefferies LLC Or Any Other Person May Be Willing To Buy The Notes From You In The Secondary Market.
•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
•	The Notes Will Not Be Listed On Any Securities Exchange And The Issuer Does Not Expect A Trading Market For The Notes To Develop.
•	Investing In The Notes Is Not The Same As Investing In the Index.
•	Historical Values Of the Index Should Not Be Taken As An Indication Of The Future Performance Of the Index During The Term Of The Notes.
•	Changes That Affect The Index May Adversely Affect The Value Of The Notes And Any Payments On The Notes.
•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included in the Index.
•	We And Our Affiliates Have No Affiliation With The Index Sponsor And Have Not Independently Verified Its Public Disclosure Of Information.
•	Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the issuers have filed with the SEC for more complete information about the issuers and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuers, any agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Jefferies LLC.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.